July 30, 2015

BY EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Infinity Energy Resources, Inc.
Form 10-K
Filed February 4, 2015
File No. 000-17204

Dear Mr. Schwall:

The Company has reviewed your July 15, 2015 comment letter (the “Comment Letter”) regarding the Form 10-K (the “10-K”) of Infinity Energy Resources, Inc. (the “Company”) filed on February 4, 2015. I am submitting this response letter on behalf of the Company.

For your convenience, I have provided our responses below in a question and answer format. Your original comment is provided below in bold text, followed by our response.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 40

1.	We note that you have outstanding convertible notes. Revise your beneficial ownership table to reflect the conversion of any notes convertible within 60 days. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(d)(1).

In response to the Staff’s comment, the Company supplementally advises the Staff that it has reviewed the beneficial ownership table and the terms of outstanding convertible notes as of the date of the table. The Company has determined that the beneficial ownership table is accurate as of its date.

Exhibits

2.	Please file all instruments defining the rights of security holders required by Item 601(b)(4) of Regulation S-K. Such items should include, among other things, the promissory and convertible notes issued during the year ended December 31, 2014.

In response to the Staff’s comment, the Company supplementally advises the Staff that it will need an extension of up to two additional weeks to file such instruments.

The Company acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	the Staff comments or changes to disclosure in response to Staff comments do foreclose the Commission from taking any action with respect to the filing; and

3.	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any comments or questions at (602) 370-0150.

Sincerely,

/s/ Christian J. Hoffmann III
Christian J. Hoffmann III
Securities Counsel
Infinity Energy Resources, Inc.

cc:	Stanton E. Ross
Daniel F. Hutchins